Zhengye Biotechnology Holding Limited

November 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon
Doris Stacey Gama
Joshua Gorsky

Re:	Zhengye Biotechnology Holding Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 28, 2023
CIK No. 0001975641

Ladies and Gentlemen:

This letter is in response to the letter dated October 17, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhengye Biotechnology Holding Limited (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amendment No. 2 to Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1, submitted September 28, 2023

Prospectus Summary

Our Corporate Structure, page 2

1. We note your response to our prior comment 2 and reissue in part. Please include a discussion of how the Cybersecurity Review Measures and the Anti-Monopoly Law may impact the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange if you were found to be subject to such regulatory action.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 2 of Amendment No. 2 to Draft Registration Statement to include a discussion on how the Cybersecurity Review Measures and the Anti-Monopoly Law may impact the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange should it be found subject to such regulatory action.

Use of Proceeds, page 51

2. We note your response to our prior comment 5 and your revised disclosure beginning on page 51, including the table detailing the R&D projects and the expected proceeds to be used for each, and your intention to use 30% of the net proceeds or RMB90,055,00 or US$13,056,748 to conduct the listed R&D projects including completing various clinical trials and obtaining Registration Certificates of New Veterinary Drugs. We also note your disclosure in the table that the total proceeds that are expected to be used by the operating entity in this fashion appear to exceed RMB90,055,00 or US$13,056,748. Please reconcile your disclosure in this regard, or advise.

In response to the Staff’s comments, we reconciled our disclosure on page 52 of Amendment No. 2 to Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Research and development expenses , page 60

3. We acknowledge the information provided in your expanded disclosure but continue to have difficulty in understanding the accounting treatment for your collaboration activities. Please provide an accounting analysis for activities under your collaboration arrangements with Shanghai Veterinary Research Institute, Harbin Veterinary Research Institute, China Agricultural University/China Institute of Veterinary Drug Control and Jilin Province/Jilin University. Refer us to the technical analysis upon which you relied, including your consideration of guidance in ASC 808.

In this regard, describe the nature and extent of patent cross licensing between the collaborator and operating entity and contractual terms governing these licensing activities under your collaboration arrangements.

Also, demonstrate how proceeds “expected to be paid to collaborator” and “proceeds expected to be used by the operating entity” for individual R&D projects sum to the corresponding totals of RMB90.05 million and USD$13,056,748, as presented on page 51. Revise your disclosures accordingly.

In response to the Staff’s comments, we respectfully advise the Staff that we disclosed a strategic cooperation framework agreement and a memorandum with Shanghai Veterinary Research Institute (“Shanghai Institute”) starting on page 90 of Amendment No. 2 to Draft Registration Statement, one technology licensing agreement with Harbin Veterinary Research Institute (“Harbin Institute”) starting on page 93 of Amendment No. 2 to Draft Registration Statement, one technology licensing agreement with China Agricultural University and China Institute of Veterinary Drug Control (“CAU/CIVDC”) starting on page 94 of Amendment No. 2 to Draft Registration Statement, and 13 cooperative research agreements for 13 research projects funded by the government of Jilin Province starting on page 96 of Amendment No. 2 to Draft Registration Statement.

For the strategic cooperation framework agreement and memorandum with Shanghai Institute, we provided an accounting treatment on page 91 of Amendment No. 2 to Draft Registration Statement, and we also revised our disclosure on the same page to provide that the strategic cooperation framework agreement and memorandum do not address or include provisions for the cross-licensing of intellectual property rights. We also provided our accounting analysis, including consideration of guidance in ASC 808 as follows:

The Company reviewed the definition of a collaborative arrangement under ASC 808-10-20 and notes that there are three key criteria that must be met to qualify as a collaborative arrangement: (i) involvement of active participants, (ii) involvement in a joint operating activity, and (iii) exposure to significant risks and rewards. Based on the key terms mentioned above, the Company confirms that both Shanghai Institute and Jilin Zhengye Biological Products Co., Ltd. (the “operating entity”) are active participants and the arrangement involves a joint operating activity in accordance with ASC 808-10-15-7 and 15-8. However, the Company notes that Shanghai Institute and the operating entity are not exposed to significant risks and rewards in accordance with ASC 808-10-15-10 through 15-13.

As it relates to exposure to significant risks, pursuant to the agreement, the operating entity’s payments are fixed in each year, but the costs that Shanghai Institute incurs each year for the research and development are variable and exceed the operating entity’s contribution. In addition, in the event that Shanghai Institute terminates the agreement due to the operating entity’s failure to make its payment on time, Shanghai Institute is not required to return any compensation to the operating entity and no liquidated damages should be paid by Shanghai Institute to the operating entity. As such, the Company determined that both parties are not significantly exposed to risks under the cooperation framework agreement and memorandum.

Based on the Company’s analysis, the agreement is not within the scope of ASC 808. Since the outcome or result under the agreement is uncertain and the future economic benefits depended upon the successful obtention of the registration certificate and production permission from government which are not within the control of the operating entity and Shanghai Institute, the Company recognized the annual payment to Shanghai Institute as research and development expense in accordance with ASC 730-10-05-2 and recognized the 5% of sales revenue as cost of revenue due to the fact that the cost was directly related to the revenue.

For the technology licensing agreement with Harbin Institute, we provided an accounting treatment on page 93 of Amendment No. 2 to Draft Registration Statement, and we respectfully advise the Staff that the nature and extent of patent cross licensing is described under the bullet point “Scope of usage of the technology” on page 93 of Amendment No. 2 to Draft Registration Statement. We also provided our accounting analysis as follows:

The operating entity entered into a technology licensing agreement with Harbin Institute, pursuant to which the operating entity purchased the technology from Harbin Institute, and Harbin Institute permits the operating entity to use such technology to manufacture and sell products for a certain number of years. As the operating entity can use the licensed technology to generate future cash inflow, enjoying the future economic benefits, the Company recognized it as intangible assets and amortized it over the useful life of the licensed technology in accordance with ASC 350-30-35-1, through 35-3.

For the technology licensing agreement with CAU/CIVDC, we provided an accounting treatment on page 94 of Amendment No. 2 to Draft Registration Statement, and we respectfully advise the Staff that the nature and extent of patent cross licensing is described under the bullet point “Scope of usage of the technology” on page 94 of Amendment No. 2 to Draft Registration Statement. We also provided our accounting analysis as follows:

The operating entity entered into a technology licensing agreement with CAU/CIVDC, pursuant to which the operating entity purchased the technology from CAU/CIVDC, and CAU/CIVDC permits the operating entity to use such technology to manufacture and sell products for a certain number of years. As the operating entity can use the licensed technology to generate future cash inflow, enjoying the future economic benefits, the Company recognized it as intangible assets, and amortized it over the useful life of the licensed technology in accordance with ASC 350-30-35-1, through 35-3.

For the 13 cooperative research agreements, we revised our disclosure on pages 96-100 of Amendment No. 2 to Draft Registration Statement to provide that these agreements do not address or include provisions for the cross-licensing of intellectual property rights, and we provided an accounting treatment on page 100 of Amendment No. 2 to Draft Registration Statement. We also provided our accounting analysis as follows:

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The operating entity entered into cooperative research agreements with universities, pursuant to which the parties cooperate in research projects, with the universities usually responsible for the main and core research work. Since the further cost involved cannot be measured reliably, the outcome or result under the research is indeterminate, and future economic benefits are uncertain, the Company recognized the cost incurred during the research as research and development expense in accordance with ASC 730-10-05-2.

To encourage local companies to invest in research, the government of Jilin Province, PRC, grants certain subsidies to eligible companies to support their research activities. The Company recognized the received subsidy as government subsidy presented in consolidated statements of income and comprehensive income.

Furthermore, we revised our disclosure on page 51 of Amendment No. 2 to Draft Registration Statement to ensure that the proceeds “expected to be paid to collaborator” and proceeds “expected to be used by the operating entity” sum to the corresponding totals of RMB90.05 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

4. We note your response to our prior comment 9. Please also provide the RMB to USD conversion for fiscal year end 2021 in the consolidated results of operations table so that investors can make proper comparisons.

In response to the Staff’s comments, we revised our disclosure on page 61 of Amendment No. 2 to Draft Registration Statement to provide the RMB to USD conversion for fiscal year end 2021 in the consolidated results of operations table.

Industry

Analysis of Domestic Top Players’ Product Portfolio, page 72

5. We note your response to our prior comment 13. We reissue our comment in full. Please revise your disclosure to identify the names of the companies listed in Frost & Sullivan’s analysis. In the alternative, please provide us with a more detailed analysis as to why you believe the names of the companies should be excluded from the prospectus.

In response to the Staff’s comments, we revised our disclosure on pages 72, 73, 74, 75, 76, and 77 of Amendment No. 2 to Draft Registration Statement to identify the names of the companies listed in Frost & Sullivan’s analysis.

Analysis of Domestic Top Players’ Pet Vaccine Portfolio, page 77

6. We note your response to our prior comment 16. Please also include a description of the structure of the trials conducted.

In response to the Staff’s comments, we revised our disclosure on page 79 of Amendment No. 2 to Draft Registration Statement to provide a description of the structure of the trials conducted.

Business

Products, page 82

7. We note your response to our prior comment 24 and reissue. Please provide further details about the research the operating entity is conducting with regard to Feline Infectious Peritonitis Subunit Vaccine, Feline Leukemia and Feline Immunodeficiency Disease Duplex mRNA Vaccine, and Feline GnRH Immunocontraceptive Vaccine.

In response to the Staff’s comments, we revised our disclosure on page 85 of Amendment No. 2 to Draft Registration Statement to provide the details about the research the operating entity is conducting with regard to the vaccines.

8. We note your response to our prior comment 25 and your revised disclosure on page 85 noting that the operating entity has completed clinical trials for Feline Herpes virus, Feline Calicivirus and Feline Panleukopenia Triple Vaccine, Inactivated, and that its application for a Registration Certificate of New Veterinary Drugs for “this vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on February 20, 2023.” Please revise your disclosure to describe the current status of the operating entity’s application. Additionally, please disclose the structure of the clinical trials and what results, if any, were observed.

In response to the Staff’s comments, we revised our disclosure on pages 79 and 85 of Amendment No. 2 to Draft Registration Statement to disclose the structure and results of the clinical trials and describe the current status of the operating entity’s application, respectively.

R&D, page 90

9. We note your response to our prior comment 31 and your revised disclosure regarding the material terms of your various collaboration agreements. Please revise your disclosure in this section further to state the total aggregate amount to date that has been paid pursuant to each agreement, as you disclose on page 80.

In response to the Staff’s comments, we revised our disclosure on pages 91, 93, and 94 of Amendment No. 2 to Draft Registration Statement to state the total aggregate amount to date that has been paid pursuant to each agreement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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